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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Telecom & Technology, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
378979 10 8
(CUSIP Number)
Rhodric C. Hackman
Mercator Capital L.L.C.
One Fountain Square
11911 Freedom Drive
Suite 590
Reston, Virginia 20190
Telephone: (703) 995-5534
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
October 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: Rhodric C. Hackman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,525(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,657,525(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,657,525(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 1,657,500 shares of common stock issuable upon the exercise of warrants.

Page 2 of 14 Pages

CUSIP No.

1	NAMES OF REPORTING PERSONS: David Ballarini

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		990,025(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		667,500(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		990,025(1)

WITH	10	SHARED DISPOSITIVE POWER:

667,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,657,525(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 990,000 shares of common stock issuable upon the exercise of warrants.

(2)	Consists of shares of common stock issuable upon the exercise of warrants.

(3)	Includes 1,657,500 shares of common stock issuable upon the exercise of warrants.

Page 3 of 14 Pages

CUSIP No.

1	NAMES OF REPORTING PERSONS: Lior Samuelson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		990,025(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		667,500(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		990,025(1)

WITH	10	SHARED DISPOSITIVE POWER:

667,500(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,657,525(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 990,000 shares of common stock issuable upon the exercise of warrants.

(2)	Consists of shares of common stock issuable upon the exercise of warrants.

(3)	Includes 1,657,500 shares of common stock issuable upon the exercise of warrants.

Page 4 of 14 Pages

CUSIP No.

1	NAMES OF REPORTING PERSONS: Hackman Family Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Virginia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,525(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,657,525(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,657,525(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 1,657,500 shares of common stock issuable upon the exercise of warrants.

Page 5 of 14 Pages

CUSIP No.

1	NAMES OF REPORTING PERSONS: Mercator Capital L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4077651

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Virginia

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		667,500(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

667,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

667,500(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Consists of shares of common stock issuable upon the exercise of warrants.

Page 6 of 14 Pages

Item 1.	Security and Issuer.
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Global Telecom & Technology, Inc., a Delaware corporation formerly known as Mercator Partners Acquisition Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.

Item 2.	Identity and Background.
     This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
     Rhodric C. Hackman (“Hackman”),
     David Ballarini (“Ballarini”),
     Lior Samuelson (“Samuelson”),
     Hackman Family Trust (“HFT”), and
     Mercator Capital L.L.C. (“Mercator”).
     Hackman, Ballarini, Samuelson, HFT and Mercator are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.
     This Schedule 13D relates to (i) 667,500 shares of Common Stock issuable upon the exercise of Class W and Class Z warrants held by Mercator, (ii) 990,000 shares of Common Stock issuable upon the exercise of Class W and Class Z warrants held by each of HFT, Ballarini and Samuelson, respectively, and (iii) 25 shares of Common Stock held by each of HFT, Ballarini and Samuelson, respectively (collectively, the “Shares”). Hackman and his spouse are the trustees of HFT, the beneficiaries of which are members of the Hackman family.
     Hackman is currently serving as a director of the Issuer. Ballarini is currently serving as the Issuer’s interim Chief Financial Officer and Treasurer. Each of Hackman, Ballarini and Samuelson are principals in Mercator. HFT, Ballarini and Samuelson own an aggregate of 95% of Mercator.
     The business address of Hackman, Samuelson, HFT and Mercator is One Fountain Square, 11911 Freedom Drive, Suite 590, Reston, Virginia 20190. The business address of Ballarini is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.

Page 7 of 14 Pages

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     Hackman, Ballarini and Samuelson are each citizens of the United States. Mercator is a Virginia limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.
     In January 2005, HCF, Ballarini and Samuelson each purchased 25 shares of Class B common stock, par value $.0001, from the Issuer for a purchase price of $5.00 per share. HCF used available working capital to purchase these shares and Ballarini and Samuelson used personal funds to purchase these shares. On October 16, 2006, in connection with the Issuer’s acquisitions of Global Internetworking, Inc. and European Telecommunications & Technology Limited (collectively, the “Acquisition”), these shares of Class B common stock were automatically converted into a total of 75 shares of Common Stock.
     In April 2005, HCF, Ballarini and Samuelson each purchased 618,750 Class W warrants and 618,750 Class Z warrants from the Issuer, and Mercator purchased 371,250 Class W warrants and 371,250 Class Z warrants from the Issuer, for a purchase price of $.05 a warrant. HCF used available working capital to purchase these shares and Ballarini and Samuelson used personal funds to purchase these shares. Mercator subsequently sold to third parties a total of 75,000 Class W warrants and Class Z warrants. On October 15, 2006, upon the consummation of the Acquisition, all of the Issuer’s Class W and Class Z warrants became immediately exercisable.

Item 4.	Purpose of Transaction.
     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to their investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.
     At the date of this Statement, the Reporting Persons, except as set forth in this Statement and consistent with Hackman’s and Ballarini’s positions with the Issuer, have no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

Page 8 of 14 Pages

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.
     As of the date of this report, Hackman may be deemed to be the beneficial owner of an aggregate of 1,657,525 shares of Common Stock, which represents approximately 11.3% of the Common Stock outstanding as of October 15, 2006. Hackman may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 1,657,525 shares held, or deemed to be held, by HFT. Hackman disclaims ownership of the Shares held, or deemed to be held, by HFT except to the extent of his pecuniary interest therein.
     As of the date of this report, each of HFT, Ballarini and Samuelson may be deemed to be the beneficial owner of an aggregate of 1,657,525 shares of Common Stock, which represents approximately 11.3% of the Common Stock outstanding as of October 15, 2006. Each of HFT, Ballarini and Samuelson have sole power to vote or direct the vote of, and to dispose or direct the disposition of, 990,025 of such shares. Each of HFT, Ballarini and Samuelson may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 667,500 of such shares held by Mercator. Each of HFT, Ballarini and Samuelson disclaims ownership of the Shares held by Mercator except to the extent of his or its pecuniary interest therein.
     As of the date of this report, Mercator may be deemed to be the beneficial owner of an aggregate of 667,500 shares of Common Stock, which represents approximately 4.9% of the Common Stock outstanding. Mercator may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.
     All of the percentages calculated in this statement are based upon an aggregate of 13,030,100 shares of Common Stock outstanding as of October 15, 2006. This amount assumes that all shares of the Issuer’s Class B common stock were converted into shares of Common Stock, and does not give effect to any shares of Class B common stock that instead may be converted into a portion of the trust account created in connection with the Issuer’s initial public offering.

Page 9 of 14 Pages

     There have been no transactions in the securities of the Issuer by the Reporting Persons in the 60 days immediately preceding the date of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Hackman, Ballarini and Samuelson and certain other stockholders of the Issuer are parties to a registration rights agreements with the Issuer (the “Registration Rights Agreement”), pursuant to which such stockholders are entitled to make up to two demands that the Issuer register their shares of Common Stock, and Common Stock to be issued upon the exercise of their Class W and Class Z warrants, equal to an aggregate of 4,950,100 shares of Common Stock. The holders of the majority of these securities can elect to exercise these registration rights at any time after the Acquisition. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed after the Acquisition.
     The Class W warrants are exercisable for one share of Common Stock. The exercise price for each Class W warrant is $5.00. The Class W warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2010 or earlier upon redemption. The Issuer may redeem the outstanding Class W warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $7.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.
     The Class Z warrants are exercisable for one share of Common Stock. The exercise price for each Class Z warrant is $5.00. The Class Z warrants became immediately exercisable on October 15, 2006, the date of the closing of the acquisition of GII. The Class W warrants will expire at 5:00 p.m., New York City time, on April 10, 2012 or earlier upon redemption. The Issuer may redeem the outstanding Class Z warrants (other than certain warrants held by the Issuer’s officers and directors or their affiliates) with HCFP/Brenner Securities LLC’s prior consent:
•	in whole and not in part,

•	at a price of $.05 per warrant,

Page 10 of 14 Pages

•	upon a minimum of 30 days’ prior written notice of redemption, and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $8.75 per share for any 20 trading days within a 30 trading day period ending three business days before the Issuer sends the notice of redemption.

Item 7.	Material to be Filed as Exhibits.
     Exhibit 1. Specimen Class W warrant certificate (included as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).
     Exhibit 2. Specimen Class Z warrant certificate (included as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).
     Exhibit 3. Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).
     Exhibit 4. Joint Filing Agreement.
     Exhibit 5. Rhodric C Hackman Power of Attorney.
     Exhibit 6. David Ballarini Power of Attorney.
     Exhibit 7. Lior Samuelson Power of Attorney.
     Exhibit 8. Hackman Family Trust Power of Attorney.
     Exhibit 9. Mercator Capital L.L.C. Power of Attorney.

Page 11 of 14 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     October 25, 2006

RHODRIC C. HACKMAN

By:	*

Name:	Rhodric C. Hackman

DAVID BALLARINI

By:	*

Name:	David Ballarini

LIOR SAMUELSON

By:	*

Name:	Lior Samuelson

HACKMAN FAMILY TRUST

By:	*

Name:	Rhodric C. Hackman
Title:	Trustee

MERCATOR CAPITAL L.L.C.

By:	*

Name:	Rhodric C. Hackman
Title:	Principal

*By:	/s/ Christopher Davis

Christopher Davis, in his capacity as attorney-in-fact

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit
Number	Description

1	Specimen Class W warrant certificate (included as Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).

2	Specimen Class Z warrant certificate (included as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).

3
Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-122303), and incorporated herein by reference).

4	Joint Filing Agreement.

5	Rhodric C. Hackman Power of Attorney.

6	David Ballarini Power of Attorney.

7	Lior Samuelson Power of Attorney

8	Hackman Family Trust Power of Attorney

9	Mercator Capital L.L.C. Power of Attorney

Page 13 of 14 Pages

Exhibit 4
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Global Telecom & Technology, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     Dated: October 25, 2006

RHODRIC C. HACKMAN

By:	*

Name:	Rhodric C. Hackman

DAVID BALLARINI

By:	*

Name:	David Ballarini

LIOR SAMUELSON

By:	*

Name:	Lior Samuelson

HACKMAN FAMILY TRUST

By:	*

Name:	Rhodric C. Hackman
Title:	Trustee

MERCATOR CAPITAL L.L.C.

By:	*

Name:	Rhodric C. Hackman
Title:	Principal

*By:	/s/ Christopher Davis

Christopher Davis, in his capacity as attorney-in-fact

Page 14 of 14 Pages

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ David Ballarini
Name:	David Ballarini

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ Lior Samuelson
Name:	Lior Samuelson

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 24th day of October 2006.

HACKMAN FAMILY TRUST.
/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman
Title:	Trustee

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 24th day of October 2006.

MERCATOR CAPITAL L.L.C.
/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman
Title:	Partner